Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy.Law@aol.com

(202) 387-5400

Practice Limited to
Federal Securities
Law Matters

October 13, 2006



HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #3
        File No. 24-10142
        Date of Comment Letter: July 5, 2006

Dear Mr. Reynolds:

I resubmit for filing seven copies, one of which has been manually signed, of Amendment No. 3 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Blaise Rhodes of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated July 5, 2006 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

1.   The requested disclosure has been added and appears on under Item 4.

2.   The Company intends to offer the securities to be qualified in this offering within the rules of the states in which it intends to sell. On a state level, the Company intends to offer these

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securities in a manner similar to an offering made pursuant to Rule 506 of Regulation D which imposes a limitation on the manner of offering to prohibit general solicitation or advertising and to sell to investors with knowledge or experience in financial and business matters or who is an accredited investor. The Company will not sell any securities in states in which it is in violation of state law.

The Company notes that it has reviewed some of the offering circulars that have been filed with the Commission under Regulation A. Some of these offering circulars state that they intend to rely on state exemptions from registration for sale within those states. *See* Broadband Communication Services, Inc., filed September 8, 2005, file #24-10123 and Loans4Less.com, Inc., filed February 23, 2006, file #24-10109. The Company intends to offer its securities on a private basis and rely on the state exemptions, where available, in a like manner of these qualified offerings.

A. A. Sommer, Jr. comments in his *Securities Law Techniques* (Vol. 1, section 3.03[1][d]):

> "One possible structure for the offering is the use of state non-public offering exemptions from registration in connection with a federal Regulation A exemption. . . . Such a combination may require modification of some aspect of the proposed offering, such as the elimination of all forms of advertising or public announcements, and a limitation on the number of offerees and purchasers in a particular state. However, the combination of the state non-public offering exemption and Regulation A may provide the issuer with a vehicle that best suits its needs."

3.   The Company does not perceive any role for the contracted insurance agents in the sale of this offering. The Company perceives that its contracted insurance agents will probably be the primary purchasers of the securities offered herein as they have often expressed an interest to do so.

4.   The requested disclosure has been added and appears under Item 4.

5.   The offering no longer includes the sale of shares by any current holder thereof.

Item 5

6.   The noted disclosure has been removed.

Cover Page

7.   The offering no longer includes the sale of shares by any current holder thereof.

8.   The offering no longer includes the sale of shares by any current holder thereof.

9.   The offering no longer includes the sale of shares by any current holder thereof.

Summary Information

10.   The requested disclosure has been added and appears on pages 2, 7 and 21.

11.   The requested disclosure has been added and appears on pages 2 and 14.

Risk Factors

12.   The requested disclosure has been added and appears on page 3.

13.   The requested disclosure has been added and appears beginning on page 3.

14.   Disclosure has been added to further explain the use of proceeds and appear on pages 5 and 12. The Company notes the Staff's reference to Instruction 6 to Item 5 of Regulation A but reads this to refer to reserving the right to subsequently change uses of proceeds that are specifically initially detailed in the offering circular. The Company relies upon Instruction 1 to Item 5 which contemplates the more unspecified use of proceeds, such as the case with the Company.

15.   The requested disclosure has been added and appears on page 5.

16.   The requested disclosure has been added and appears on page 5.

17.   The requested disclosure has been modified and appears on page 5.

18.   The requested disclosure has been modified and appears on page 6.

19.   The requested disclosure has been relocated and now appears on page 26.

20.   The requested disclosure has been added and appears on page 7.

21.   The requested disclosure has been added and appears beginning on page 3.

Dilution

22.   The requested dilution tables appear beginning on page 8. The requested discussion of the use of proceeds appears in that section on page 11.

23.   Although we do not see any contradiction in the language noted, the section has been rewritten.

Plan of Distribution

24.   The requested disclosure has been added and appears on page 10.

25. The dilution calculation with the conversion of the 5,000 shares has been expanded and the requested additional disclosure has been added and appears on pages 8 and 9.

Use of Proceeds

26. The requested disclosure has been added and appears on page 26.

27. Although on December 31, 2005, the Company had a cash balance of $5,800, which amount fluctuates daily, the Company does not expect that it will have to raise additional funds in the next 12 months for several reasons. The Company has operated in the manner in which it currently operates for the past 14 years and has never needed to borrow funds or raise capital despite a similar cash balance from time to time. Also, the Company is not engaged in a capital intensive business so that no outlay of funds is required to continue operations as there are no raw materials to be purchased, salaries other than those of the major shareholder and director to be paid, overhead or debts that require immediate payments.

28. The requested disclosure appears on page 12.

29. The noted language has been eliminated from the disclosure as such language was only hypothetically responding to circumstances which would cause the company to vary from its disclosed use of proceeds but such language was more confusing than illuminating and not responsive to a comprehensive understanding of the Company or its intended use of proceeds. The Company does not see anticipate or project using any proceeds for the acquisition of any other businesses as that is not the Company's anticipated method for growth.

30. The Company believes that it has expanded upon the projected use of proceeds to the extent is possible at this time. As stated in the disclosure, the Company intends to increase the number of its workshops and seminars and to increase the courses offered at the Academy. The Company does not have any additional finite figures on exactly what will be allocated to what other than its overall expansion program.

31. The requested disclosure has been added. The language regarding nominal amount of proceeds raised has been moved to make it more readily apparent.

32. The requested disclosure has been added.

33. This language has been removed. The Company does own the Academy and the earlier language referred to the possibility of a third party offering to acquire the Academy from the Company which could have impacted the uses of proceeds.

34. The Company notes the Staff's reference to Instruction 6 to Item 5 of Regulation A but reads this to refer to reserving the right to subsequently change uses of proceeds that are specifically initially detailed in the offering circular. The Company relies upon Instruction

1 to Item 5 which contemplates the more unspecified use of proceeds, such as the case with the Company.

Description of the Business

35. The Company does not have a formal method of evaluating the effectiveness of its training programs other than reviewing the types and number of questions asked by the agents prior to and following training, the types of insurance policies being written and offered by the agents, and, primarily, feedback from the insurance agents. After the initial workshop training the Company contracts with agents to sell the products of certain insurance companies with whom the Company has previously entered into a contract for the training and supplying of such agents. If such training were not effective and the insurance agents were not writing appropriate policies, the Company would be able discover such poor understanding or the insurance companies would so inform the Company.

36. The requested disclosure has been added and appears on page 14. Attached to this letter is the 18-page AmerUS commission schedule which the Company provides as an example of the complexity of the commission payments. This schedule is confidential and provided only to the Commission to show that the explanation as it appears in the text of the Offering Statement is sufficiently inclusive and comprehensive to give the potential investor fair and complete disclosure. This schedule is confidential and not for publication or distribution otherwise than in this letter.

37. The requested clarification has been made and appears on pages 2 and 15.

38. To avoid confusion that term has been deleted throughout.

39. The requested disclosure has been added and appears on page 16.

Contracted Agents

40. The requested disclosure has been added and appears on page 17.

41. The language has been clarified and appears on page 17.

42. The requested disclosure has been added and appears on page 18.

43. The requested disclosure has been expanded and appears on pages 2 and 17.

American Annuity Academy

44. The requested disclosure has been added and appears on page 19.

45. The requested revisions have been made and appear on page 19 and throughout the document.

46.   The requested disclosure has been added and appears on page 19.

Marketing of the Company's Business

47.   The disclosure has been clarified and appears on page 20 and 25. The reference to 150 attendees at the workshop was an error and has been amended. The investment criteria has been expanded and appears on page 12.

48.   The basis for this statement is the empirical track record of the Company's agents. The language has been modified and appears on page 21.

49.   The noted language has been removed as although the Company is pleased with the response to its emailing it cannot claim that that is an excellent response.

50.   The requested disclosure has been clarified throughout making the distinction between the Workshops offered by the Company (referred to as the American Academy) and the shorter seminars.

51.   The disclosure regarding the proceeds to be allocated to the expansion of the Academy appears on pages 11 and 12 under the Use of Proceeds section. The Company does not have a time line for the expansion of the Academy as that depends on the success of the offering but anticipates that it will increase the frequency of the workshops but probably not the duration of each workshop.

52.   The requested disclosure has been added and appears on pages 20, 24 and 25.

53.   The Company does not have a specific marketing plan or specific amount of funds for use in different methods of development. The Company may purchase additional mailing lists from time to time but has no immediate plans to do so. In addition, the Company may advertise in trade publications or on the internet, yet again, it has no specific plans to do so. The Company believes that if and when the offering closes, it will increase its seminars and Academy workshops to expand its insurance agent base. To promote the increase in its seminars and workshops, the Company anticipates that it will use its internal mailing list base and perhaps additional methods of advertising as discussed in the offering circular.

54.   The Company does not anticipate using funds from this offering to hire new employees other than as may be effected by the use of the funds, as stated in the Use of Proceeds section, in certain areas that may then free up money from those areas for other uses. The Company has already hired new employees from its current revenue. The Use of Proceeds section itemizes that funds may be earmarked for payment of the salaries of Messrs. Tonachio.

55.   The basis for this disclosure is feedback from the insurance agents attending the Company's workshops and seminars who have also attended workshops and seminars of others and the Company's understanding of its seminars and workshops and those of its competitors.

56.   The requested disclosure has been added and appears on page 21.

Management's Discussion of Operations

57.   The requested disclosure has been added and appears on pages 13 and 25.

58.   The requested disclosure has been added and appears on pages 15, 24 and 25.

59.   The requested disclosure has been added and appears on page 25.

60.   The requested disclosure has been added and appears beginning on page 22.

61.   The requested disclosure has been added and appears on page 24.

Description of Property

62.   The requested disclosure has been added and appears on page 26.

63.   The requested disclosure has been added and appears on page 26.

Remuneration of Directors and Officers

64.   The determination of the valuation of the shares appears on page of the Offering Circular and the requested disclosure on forced redemption appears on pages 5, 10 and 26.

65.   The requested disclosure has been added and appears on page 28.

66.   The requested disclosure has been added and appears on page 27.

67.   There is no employment agreement with Robert Tonachio, Jr. and the other requested disclosure has been added and appears on page 28.

68.   The requested disclosure has been added and appears on pages 4 and 27.

69.   The requested disclosure has been added and appears on page 4.

70.   The Company is the beneficiary of the bulk of the key man insurance policy. In the event of the death of Mr. Tonachio, one-fifth of the key man insurance proceeds ($1,000,000) would be paid to the beneficiary of Mr. Tonachio and the remaining four-fifths ($4,000,000) would be paid to the Company.

71.   The requested disclosure has been added and appears on page 4.

72.   The requested language appears on page 13. The disclosure regarding agents not currently selling insurance products appears on page 2 and 15.

Indemnification

73.   The requested disclosure has been added and appears beginning on page 28.

Security Ownership of Management and Certain Security Holders

74.   The requested disclosure has been added and appears on page 30.

75.   The requested disclosure has been added and appears on page 30.

Conflicts of Interest

76.   The requested disclosure has been added and appears on page 32.

Securities Being Offered

77.   Mr. Tonachio is no longer a selling shareholder.

Preferred Stock

78.   The requested disclosure has been added and appears on page 27.

Financial Statements

General

79.   Please refer to the Statement of Stockholder's Equity and the financial statement disclosures.

80.   See Notes to the financial statements.

81.   We have provided disclosure for all accounting standards which have not been adopted that are expected to impact the company.

Note A - Significant Accounting Policies

Other Assets

82.   Due to detailed scrutiny of SFAS 141 and 142 concerning the change of proprietorships to corporations, we have omitted the other asset referring to Contracts with Insurance Agents and therefore changed the value of stock issued to founders to par value. FASB specifically prohibits the inclusion of the valuation of the Contracts in the financial statements (balance sheet). However, the contracts still have value to the new corporation. FASB encourages inclusion of information useful to the users of the financial statements in the Notes to Financial Statements. The value of the Contracts has no financial statement value (because the company was born of a proprietorship and the founders maintain greater than 20% control), but does have a fair market value. We consider the valuation (described in previous responses to your comments) to be a conservative estimate of the value of a standing force of contracted and trained agents. Knowing that the Company already has a contracted and trained pool of insurance agents could be important to users of the financial statements. Knowing the valuation provided by the founders could prove useful to users who wish to have amounts which they can compare to industry statistics to assist in their decision-making. Therefore, we include information referring to the founders' valuation of the Contracts with Insurance Agents in a Note to the financial statements.

83.   Please refer to number 82.

84.   We have reviewed in detail the references to which you refer in your comments. We agree that the term "business combination" as defined by FAS 141 does not apply to this entity. FAS 141 Paragraph D12 provides that the related assets and liabilities are to be recorded at their carrying amounts at the date of transfer. This has no bearing on valuation of the covenant-not-to-compete as the covenant was not part of the transfer of net assets or exchange of equity interests between entities under common control. Your statement that the "covenant would have no value" is inconsistent with GAAP. Covenants are frequently used in the purchase of a closely held business to protect the new owner's investment from competition. Both FAS 141 and 142 treat covenants as intangible assets to be amortized. Under this agreement, the proprietor agreed not to compete with Robert James and Associates, Inc. for a period of five years. Due to the founder's product knowledge, industry skills, employee loyalty, customer loyalty, expertise and managerial skills he could pose a real and likely threat of competition to Robert James and Associates, Inc. without the covenant. Management estimated, and the accountant reviewed for reasonableness, the effect on projected cash flows over the term of the contract if the contract were not in force and the founder competed with the newly formed corporation. Since without the skills and contacts of the founder in the initial stages of the new corporation it would, in effect, become a "start-up", the largest effect was projected to take place in the first few years and diminish thereafter. These calculations were based on projected revenue in the first year with Mr. Tonachio's non-compete covenant, then discounted by the estimated effect of his absence and competition. The annual income base remained static for the 5 year period while the discount decreased each year. In reality, with Mr. Tonachio's support, one could expect income to increase in the 2nd and 3rd year over the 1st year of re-organization.

85.   GAAP (EITF Issue No. 99-19) indicates that whether a company should recognize revenue based on the gross amount billed to a customer depends on the facts and circumstances. Some indicators supporting gross amount billing include that the company performs part of

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CF1-00056590

the service and the company has discretion in supplier selection. Both of these situations apply in this circumstance. Therefore the company records gross premium as opposed to the amount billed less the amount paid to the supplier. Insurance broker industry standards speak in terms of premiums not in commissions. This policy also prevents confusion on the part of users of the financial statements. Gross Premiums less the Direct Expenses reflects the Gross Profit regardless of how each individual contract with the insurance company is stated. For example, in Comment #86, you requested clarification of how the Company records revenue when it receives only the override on sales by contracted agents instead of the entire commissions. Due to the Company's showing gross premium of insurance products then reducing this amount by Direct Expenses (which include any commissions paid due to those sales) to obtain Gross Profit, no clarification is needed on this point.

86.   Please refer to the response to #85.

87.   How the Company meets the four criteria for revenue recognition under SAB 74:

1. Persuasive evidence of an arrangement exists-the client signs the insurance contract.

2. Delivery has occurred or services have been rendered-Company provided services of brokering insurance contract.

3. Seller's price to the buyer is fixed or determinable-face value of insurance contract.

4. Collectibility is reasonably assured-Depending on the contract with the vendor, when a cancellation takes place, the Company may be responsible for the commission paid to the agent in the event the agent refuses to pay it back. In the Company's history, this is a rare occurrence.

88.   American Annuity Academy-The Company hosted 1-2 sessions per year in the years 2004 and 2005. Expenses consisted of meeting rooms, telemarketing for the session, and expenses paid for the training instructors: transportation, accommodation, and board charges. In 2004 the expenses also included approximately $1,000 per session compensation for speakers. In 2005, the Company obtained new speakers and no longer pays compensation for the instruction. Expenses for the sessions are included in the income statement line item Advertising and Telemarketing. Attempting to separate all the costs incurred for American Annuity Academy sessions into a separate expense category from other advertising and telemarketing expenses has not been practicable for the years 2005 and prior. As stated in our response to comment

Other

89.   The comment has been noted.

Signatures

90.   The requested signatures have been split out as separate lines.

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Exhibits

91.   Exhibits 15.1 and 15.2 have been refiled.

Exhibit 4.0

92.   The Staff's comment has been noted and the subscription agreement is being revised and will be refiled as an exhibit.

Exhibit 6.1

93.   The agreements with the insurance companies were signed by Mr. Tonachio as the principal of the sole proprietorship. Mr. Tonachio has notified the insurance companies that they are now operating as a corporation and all commission payments subsequent to such notification by the insurance companies have been made payable to the corporation.

94.   The agreements have been filed as completely as possible but without the schedules of the commissions levels which, because such commissions are variable depending on the product sold and by which level of insurance agent, are not informative as to the commissions or revenues that the Company will receive at any given time and given the numerous pages involved would create a largely unreadable set of exhibits. An example of such schedules is being filed with the name of the insurance company redacted for privacy purposes.

Sincerely,

Lee W. Cassidy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549



TELEFACSIMILE   **TRANSMITTAL**

Date: July 6, 2006

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Lee W. Cassidy

Organization: Cassidy & Associates

Phone Number: (202) 387-5400

Telecopier Number: (202) 745-1920

Total Number of Pages, Including Cover Sheet:

Comments: Attached is our response letter regarding Robert James & Associates, Inc.

FROM: Jay Williamson
              Division of Corporation Finance

              Telephone Number: (202) 551 3393
              Telecopier Number: (202) 772-9206

If you do not receive all pages, please telephone the above number for assistance.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

CF1-00056593



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 5, 2006

Mr. Robert J. Tonachio
President
615 River Road
Kingston, TN 3773

      Re: **Robert James & Associates, Inc.**
              Amendment No. 2 to the Offering Statement on Form 1-A
              Amendment filed May 26, 2006
              File No. 24-10142

Dear Mr. Tonachio:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4

1.   We note your response to prior comment 4 from our April 4, 2006. Please provide a response to Item 4(a) in part I of the offering statement.

2.   We note that your response to prior comment 5, from our April 4, 2006 letter, that you will use state exemptions applicable to non-public offerings and that these exemptions are similar to those provided by Rule 506 of Regulation D. However, a Regulation A offering on Form 1-A is a public offering and as a result, the filing of an Offering Statement on Form 1-A is deemed a general solicitation. Please revise to address the availability of the state exemptions, which you indicate in

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 2

> your response to prior comment 5 prohibit general solicitation, in light of the public nature of the Form 1-A. Finally, to the extent that applicable state laws restrict the number of offers which you will make, please discuss the procedures that the company would use to ensure that its licensed agents did not exceed these limits through their activities.

3.   We note your response to prior comment 6 from our letter dated April 4, 2006 and reissue the comment. Please clarify the reference to offering the securities "on a private basis" when the Form 1-A is a public offering. Also, please incorporate your supplemental response into your Form 1-A. Clarify the role that these contracted insurance agents will play in your offering, name those agents that will participate in making these referrals, and state how they fall within Rule 3a4-1 of the Securities and Exchange Act of 1934. Lastly, please clarify what regulations, if any, but including state regulations applicable to insurance sales, will govern these referral activities. We may have further comment.

4.   Please specifically name the President of the company who will be responsible for making securities sales.

5.   According to the filing, the president of the company who is offering the securities on behalf of Robert James will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Since this same person is a selling shareholder in this offering it would appear that the safe harbor may not be available. See Rule 3a4-1(a)(4)(ii)(C). Questions in this regard should be directed to the Office of Chief Counsel in the Division of Market Regulation.

Item 5

6.   In response to prior comment 9 of our letter dated April 4, 2006 we note that you have added disclosure regarding the valuation of the interest in the predecessor entity. We note your statement that "[t]his figure was then compared to third party estimates of the expense of recruiting an agent and was found to be a conservative estimate." Please justify your statement that this was a conservative estimate or alternatively, please remove the statement. Also, we reissue prior comment 9 as it relates to Mr. Tonachio's preferred stock.

Cover Page

7.   We note that the company has made several revisions in response to prior comment 15 from our letter dated April 4, 2006. However, the company's revised disclosure refers to the "Pink Sheets." The "Pink Sheets" is not a market under the federal securities laws and therefore Mr. Tonachio must sell his securities at fixed prices if the company is quoted on the Pink Sheets. Accordingly, we

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 3

partially reissue our prior comment. Please revise your offering circular cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price for the duration of the offering. See Item 16 of Schedule A to the Securities Act of 1933. Clarify your disclosure here and elsewhere in your offering circular as appropriate.

8. We note the disclosure in Item 7 of Part I of Form 1-A that Mr. Tonachio does not intend to offer his shares until the offering of the company's shares is completed. Please revise the disclosure throughout the offering circular to indicate, if true, that Mr. Tonachio will not offer his shares until the offering of the company's shares is completed. This appears inconsistent with the statement on the cover page that the timing of these sales is at the discretion of Mr. Tonachio. Clarify how you will determine that the offering is completed. We may have further comment.

9. We reissue prior comment 19 from our letter of April 4, 2006. Please revise the table called for in Item 2 to address the offering of 200,000 shares by the selling shareholder.

Summary Information, page 2

10. In your response to prior comment 21 from our letter of April 4, 2006, you indicate that the company is licensed to conduct insurance related businesses in several states by the respective departments of insurance in those states. Include your supplemental response in the offering circular. Also, please discuss, in an appropriate section of your document, the nature and extent of any state regulation of your business. In addition, you should also address whether any states restrict your ownership to other licensed insurance agents, etc.

11. We reissue prior comment 22 from our letter of April 4, 2006. Please indicate the number of currently active insurance agents and financial planners. Also, clarify how you define "currently active."

Risk Factors, page 3

12. Please revise to indicate that you discuss all material risks in this section.

13. Revise the second and third risk factors to discuss in greater detail the risk to investors. Clarify any fiduciary obligations of the president. Also, state the percent of ownership by Mr. Tonachio.

14. We reissue prior comment 29 of our letter of April 4, 2006. We continue to note the disclosure in risk factor six regarding management's broad discretion on the use of proceeds from this offering. We refer you again to Instruction 6 to Item 5

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 4

of Model B. You must clearly indicate those contingencies that would result in a change in the use of proceeds and must clearly indicate how the proceeds would change. Revise the offering circular accordingly.

15.   We partially reissue prior comment 30 of our letter of April 4, 2006. Please revise risk factor seven to state the working capital as of the most recent financial statements.

16.   Clarify in risk factor eight whether the per share book value after the offering will be $0.366 or $.0366. You currently use both numbers.

17.   Risk factors seven and ten appear to discuss the same risk – the need for additional financing if you are unable to raise more than nominal funds in this offering. Please consider combining the risk factors.

18.   Remove the reference to the company "registering" the shares pursuant to Regulation A. This is an exemption from registration. Revise references to "registering" these shares throughout the prospectus.

19.   Risk factor 14, discussing penny stock, is a generic risk. Please relocate the disclosure elsewhere in the prospectus.

20.   Revise risk factor 19 to discuss the risk to the company and/or investors.

21.   We note your new paragraph on page 22 in response to our prior comment 36 from our letter of April 4, 2006. Please revise to expand your discussion, for example we note that it may be possible for Mr. Tonachio to circumvent his fiduciary duties as a director by seeking shareholder approval for certain conflicted-transactions – will he do so?

Dilution, page 6

22.   Provide dilution information for varying levels of proceeds raised in the offering (such as 25%, 50% 75% and 100%) in tabular format. Also discuss the use of proceeds if you raise less than 25% of this offering.

23.   Please revise to explain the meaning of the statement that "if the company raises the maximum amount offered, the dilution effect to the value of the new investors will be less than if the company raises an amount less than the maximum amount." Currently this sentence appears contradicted by the sentence which immediately follows it on page 7. In addition, we believe that this section would benefit from an explanation of what is being presented.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 5

Plan of Distribution, page 8

24.   Please explain the statement that "the company is offering the Shares primarily to its insurance agent pool as a reward to loyal producers of the insurance products."

25.   Please present the entire dilution calculation associated with the conversion of the 5,000 shares of preferred stock in 24 months. In addition, please clarify whether any of the proceeds from this offering may be used to pay the redemption on the preferred stock and clarify the impact that this might have to the investor.

Use of Proceeds, page 9

26.   Please revise your tabular presentation to address the costs associated with obtaining quotation on the "Pink Sheets". In this regard your attention is directed to prior comment 33 of our April 4, 2006 letter. This comment is also applicable to your revised disclosures on pages 17-8.

27.   Given the cash balance as of December 31, 2005 was $5,800 and that this offering has no minimum, please explain how the company can affirmatively state that it "does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months from the date of this offering."

28.   On page 9 you disclose that [t]he company has no outstanding debt or other financial obligations that require raising capital." However, we note your disclosures elsewhere that you have redeemable preferred stock which may be redeemed by Mr. Tonachio after 24 months. Please revise your disclosure to indicate whether the company would be able to make these payments without additional financing or whether the company may use the proceeds to make these payments.

29.   On page 10 you discuss the possibility that funds raised in this offering may be used to finance the acquisition of another company. Please disclose whether the company has any plans, or has engaged in any discussions – including preliminary ones, to acquire another company or its assets. In addition, please clarify whether the company would engage in any transaction to sell its assets to Mr. Tonachio or one of his affiliates. We may have further comment.

30.   We reissue prior comment 51 of our letter dated April 4, 2006. Please describe in more detail the principal purposes for which the net proceeds to the company are intended to be used. See Item 5 of Model B. In particular we are looking for a detailed discussion of the expenditures the company will make to expand its marketing force and the American Annuity Academy.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 6

31.   We were unable to locate in the offering circular your response to prior comment
        52 from our letter dated April 4, 2006. Accordingly we reissue it. Please revise
        your "Use of Proceeds" discussion to indicate the priority of use of any proceeds
        in the event that less than all of the proceeds are raised. Include a use of proceeds
        table that discloses the use of proceeds at various levels of amounts raised such as
        25%, 50%, and 75%. Your attention is directed to Instruction 2 to Item 5. Also
        address your plans if a nominal amount of proceeds are raised.

32.   Specifically name the individual(s) that will be compensated from the amount
        allocated to officers' salaries. Clarify the amount to be paid to each individual.

33.   We note the statement on page 10 that one potential alteration to the use of
        proceeds would be an offer to purchase the Academy. Please reconcile with the
        disclosure on page 2, which states the company owns the insurance training
        school. Revise disclosure throughout the offering circular. We may have further
        comment.

34.   We reissue prior comment 53 from our letter dated April 4, 2006. We continue to
        note the reference on page 10 to management's discretion to alter the use of
        proceeds. We refer you to Instruction 6 to Item 5 of Model B, which provides
        that you "may reserve the right to change the use of proceeds provided that such
        reservation is due to certain contingencies which are adequately disclosed."
        Please revise the disclosure to specifically indicate those contingencies and
        clearly state how the use of proceeds would be different. Also, remove references
        to the tables being "estimates and approximations only." Also, make clear that
        management may only alter the use of proceeds as specifically set forth in this
        section.

Description of the Business, page 10

35.   We were unable to locate disclosure on page 11 responsive to prior comment 59
        of our April 4, 2006 letter. Accordingly, we reissue it. Please explain how the
        company evaluates the effectiveness of the training programs it provides. In
        addition, please disclose whether any of the insurance contracts require the
        company's agents to receive and/or maintain a minimal level of proficiency. If
        so, discuss the measures the company undertakes to comply with these
        requirements and any potential implications associated with not reaching these
        minimal levels.

36.   We note your response to prior comment 61 from our April 4, 2006 letter.
        However, we were unable to locate text responsive to certain portions. Please
        discuss, in greater detail, (1) the rates (or ranges thereof) paid by the insurance
        companies for sales of their products; and (2) the breakout between the
        percentages of the insurance company payment that is paid to you versus your
        agent.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 7

37.   We reissue prior comment 65 of our April 4, 2006 letter. We continue to note the
       disclosure that the company is licenses in several states. Please clarify in the
       offering circular whether the company itself is licensed to conduct an insurance
       business in these states or whether the company's contracted agents are licensed
       to conduct an insurance business in these states.

38.   Please explain the reference to "hybrid products" when first used on page 11.

39.   Clarify the amount and percent of revenues attributable to AmerUS as of the last
       fiscal year and any interim period. Disclose the material terms of the agreement
       with AmerUS, since it would appear to be a material supplier of insurance.

Contracted Agents, page 12

40.   We note your disclosure that you purchase lists of insurance agents in order to
       mail invitations to your workshops. Please disclose (1) the average cost of such a
       list; (2) the amount the company spends (or plans to spend) on procuring these
       lists; and (3) from whom the company purchases these lists.

41.   Please explain your disclosure on page 13 that "[t]he company is the exclusive
       marketing organization for the insurance products sold by that agent for that
       insurance company. The insurance companies in contract with the company and
       the agent will not pay commission to any other marketing organization for
       policies sold by that agent."

42.   In an appropriate section, please disclose the cost of the company's Errors and
       Omission Insurance and state the key terms of the coverage policy.

43.   We partially reissue prior comment 63 of our April 4, 2006 letter. Please explain
       the term "inactive agent." When is an agent not considered currently active?
       How was the 1,000 active agent number calculated?

American Annuity Academy, page 14

44.   Please clarify whether the $5,000 cost associated with the Academy training
       session includes renting meeting rooms or merely relates to the transportation,
       accommodation and board charges for the training instructors. In addition, please
       clarify who these instructors are and whether they are paid any additional
       compensation.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 8

45.   Do you own or rent the Academy in Nashville? Please provide the address for the
      Academy. The use of the term "Academy" appears confusing to investors, in that
      there is no physical location other than renting a meeting room in a local hotel for
      the training session. Please make clear throughout the offering circular whenever
      you reference the Academy.

46.   Clarify whether the individuals who attend the Academy training sessions pay a
      fee to attend.

Marketing of the Company's Business, page 15

47.   We believe that this section requires more detailed disclosure. For example, in
      what areas of the country will your expansion focus? How many workshops does
      the company plan to do over the next year? Of the 150 agents who attended the
      workshop referred to on page 15 how many signed on as company agents? Is this
      percentage consistent with your past experience in hosting workshops? In
      addition, please clarify the timeline that the company will follow in making its
      investments and the standards by which the company will determine the
      effectiveness of its investments.

48.   Provide the basis for the statement that "the company has found that the insurance
      agents who attend the Academy often experience substantial production increases
      as their knowledge and expertise grows" or remove.

49.   Please explain why the company believes that its internet marketing campaign has
      produced "excellent result[s]" and expand upon how you (or Agent Media
      Marketing Company) determine which agents to contact.

50.   Please clarify how the American Annuity Academy is different from the other
      workshops referenced in your filings.

51.   We reissue prior comment 77 from our letter of April 4, 2006. Please disclose the
      amount of proceeds the company plans to invest in the expansion of the American
      Annuity Academy. In addition, please discuss the nature and purpose of these
      investments as well as a timeline for making these investments.

52.   In prior comment 80 from our letter of April 4, 2006 we referred to your
      anticipating "a very high attendance" at your March 2006 workshop. We now
      note your disclosure on page 15 that approximately 40 agents attended each
      meeting. Please revise to clarify whether this was consistent with your
      expectations and past results. If not, please state the reason why. Also, please
      clarify whether the company incurred any costs in providing Mr. Harris' DVD to
      its agents at this workshop.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 9

53.   We are unable to locate disclosure responsive to prior comment 81 from our letter of April 4, 2006. We do note that the company has provided disclosure regarding its usage of Agent Media Marketing Company – does the company have any plans to spend additional funds on advertising in trade publications and the internet in the future? If so, please revise to discuss how much the company plans to spend in the next year.

54.   We reissue prior comment 82 from our letter of April 4, 2006. Please clearly disclose here and in the use of proceeds section, how much the company is setting aside for hiring new employees as well as how many new employees the company plans to hire. Consider adding a separate line to the use of proceeds table.

55.   Provide the basis for the company's belief that "its initial workshops and advanced training at the Academy ... provide it a competitive edge that makes it attractive to the insurance agent."

56.   Discuss in greater detail the federal and state governmental regulation of your business.

Management's Discussion of Operations, page 16

57.   We are unable to locate your response to prior comment 86 from our April 4, 2006 letter. Accordingly, we reissue it. Please disclose the amounts the company has spent to recruit, train, monitor, and update its contracted agents during the relevant time periods. In this regard we note your previous disclosure that insurance companies spend millions of dollars annually on these activities. Please explain the company's competitive advantage in providing this level of training. Is the company able to train its agents at lower cost? If so, explain why.

58.   Provide a detailed results of operations section. Compare the changes in the various line items and discuss the reasons for the changes. For example, explain why there was an increase in insurance policies that resulted in the increased revenues.

59.   Discuss the material trends, events and uncertainties faced by the company.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 10

60.   We note your revised disclosure in response to prior comment 87 from our April
      4, 2006 letter. We continue to believe that further disclosure is required and
      accordingly, we reissue that comment. Please expand your discussion in this
      section to address the company's liquidity and major expense line items from
      your income statement for the periods covered by your financial statements.
      Please note that a strong Management Discussion and Analysis does not merely
      restate information from the financial statements; rather it provides insights into
      any trends that are discernable from the financial statements and explains the
      story of the company for the relevant time period.

61.   Please disclose the current cash balance as of the most recent practicable date.

Description of Property, page 18

62.   Disclose the monthly rental fee currently being paid for your offices.

63.   We note your response to prior comment 88 from our letter of April 4, 2006.
      Please revise to indicate what "market" and market attributes are associated with
      your reference to market rates at $10/square foot. In addition, please explain your
      statement that you do "not intend to use proceeds from this offering to pay the
      lease amount but expect[] such payments to be made from [your] existing cash
      flow." In addition, please disclose whether this new lease will be with a related
      party. If the company will lease space from its president, or any party related to
      your president, please disclose whether the rent will approximate market rates,
      how the company will determine market rates, and that, the company will not
      have the benefit of negotiating an arm's length rent. To the extent applicable,
      please add disclosure in Item 11.

Remuneration of Directors and Officers, page 19

64.   On page 19 you disclose that you valued Mr. Tonachio's shares of preferred stock
      at $100 per share. Please disclose how the company determined the valuation of
      these shares. In this regard we also note that the redemption value for these
      shares is $1,000 and that Mr. Tonachio, through his control of the company, may
      force these shares to be redeemed at this price.

65.   In response to prior comment 93 from our April 4, 2006 letter, you indicate that
      you intend to pay Robert Tonachio, Jr. a salary of $70,000 but that you had not
      done so in the prior year. In an appropriate section, including your Management's
      Discussion of Operations, please discuss the effect that this increase in salary
      expense will have on your profitability.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 11

66. Clarify whether the stock issuance in 2005 is in addition to the remuneration listed in the table. If so, clearly disclose the total valuation of the shares issued in 2005.

67. Clarify whether there is an employment agreement for Robert Tonachio Jr. If so, file as an exhibit. If not, clarify how his salary will be determined.

68. We were unable to locate the entirety of your response to prior comment 95 of our April 4, 2006 letter and as a result, partially reissue it. Please disclose the nature of the extraordinary items included as part of the bonus calculation. Please state that Mr. Tonachio will be responsible for providing the financial figures used to determine his own bonus. Also, we note the statement that the agreement may be amended by Mr. Tonachio as the sole director of the company. Consider adding risk factor disclosure.

69. Consider adding a risk factor regarding the continued payment of a salary in the event of Mr. Tonachio's death or disability before the contract expires.

70. Please clarify your disclosure throughout your document to indicate that the company is not the beneficiary of the Key Man Life Insurance referenced on page 20. In addition, affirmatively state who the beneficiaries of the policy are, and if necessary, include a discussion of whether this is remuneration to Mr. Tonachio.

71. We note that the company can consent to waive the lock-up agreement. Please add a risk factor.

72. We are unable to locate text sufficiently responsive to prior comment 101 from the April 4, 2006 letter. Accordingly we reissue it. Please respond with more detailed disclosure and reference the exact language that the company has added in response to our question. Please disclose "the average estimated cost incurred in the past two years of operations of recruiting, signing, training, and monitoring one agent" and the number of agents the company has. In addition, we note that the company appears to have only 1,000 active agents but appears to have calculated its valuation based on 3,500 agents, the majority of which are inactive. Please disclose this, and clearly state why management believes inactive agents to continue to have a value to the company.

Indemnification, page 19

73. We were unable to locate text that responded to the entirety of prior comment 121 from our April 4, 2006 letter. Accordingly we reissue it. Please add disclosure in an appropriate section of your document describing these provisions and their effect on investors (emphasis added). In addition, your indemnification clause appears to indicate that your shareholders may determine whether an

CF1-00056604

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 12

indemnification is appropriate. Your discussion should also address the operation of Article Sixteen. Please disclose whether any shareholder vote would include a shareholder who sought indemnification.

Security Ownership of Management and Certain Security Holders, page 20

74. Clarify that the percent of class after the offering assumes the maximum amount is sold in this offering.

75. Please provide a separate table for the preferred stock. We direct your attention to Item 10(c) of Model B.

Conflicts of Interest, page 22

76. Please revise to clarify whether a shareholder vote approving a conflicted transaction would abrogate a director of his fiduciary duties to the shareholders. Your attention is directed to prior comment 120 from our April 4, 2006 letter.

Securities Being Offered, page 22

77. Please reconcile your disclosure that "[t]he timing of any sale [by Mr. Tonachio] is at the discretion of the selling shareholder" with your response to Item 7 that Mr. Tonachio does not intend to offer his shares until the offering of the company's shares have been completed.

Preferred Stock, page 23

78. We note your disclosure that Mr. Tonachio received his 5,000 shares of preferred stock in exchange for entering into an employment agreement with the company. As a result, it would appear that this stock grant is a form of compensation — please revise your disclosure accordingly or advise why no revision is necessary.

Financial Statements

General

79. We have reviewed your response to comment 106; however we do no see how your current presentation is sufficient to allow an investor to understand the current year and prior year activities. Considering the significant changes in your equity accounts (i.e., change in corporate structure from sole proprietorship to corporation), and the Form 1-A requirements (see part F/S (2)), please provide a separate statement of stockholders equity.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 13

Notes to Financial Statements

General

80. Please revise to include a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, please furnish as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

81. We read your response to comment 109 noting that you have provided disclosure for all accounting standards that have been adopted. Please note that the disclosure requirements of SAB 74 relate to those recently issued standards that have not been adopted and that are expected impact to the company. Please revise accordingly.

Note A – Significant Accounting Policies

Other Assets

82. We read your response to comment 110, noting you have restated the December 31, 2004 balance sheet to record the value of contracts with 3,500 agents as an internally developed intangible asset. Paragraph (10) of SFAS 142 states that costs of internally developing and maintaining intangible assets with an indeterminate life that are inherent in continuing the business and related to the entity as a whole should be expensed. Please revise accordingly. See also our comment below.

83. In addition to our comment above, the restatement you have made appears to be the result of a correction of an error, and not the result in a change in accounting principle. Please revise your financial statements accordingly. Refer to APB 20 and provide the minimum required disclosures. We also noted your reference to SFAS 154; however it is unclear how this accounting guidance is applicable. Early adoption of this guidance is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued (May 2005). Please revise accordingly.

84. We read your response to comment 111 and understand your accounting position; however, the conclusion you have reached is not consistent with GAAP. The December 9, 2005 transaction appears to be a combination of entities under common control, not a business combination under SFAS 141. Accordingly, this transaction should have been recorded at the cost of the sole proprietorship (presumably zero), therefore the non-compete covenant would have no value.

CF1-00056606

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 14

Refer to the guidance in SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18) and revise.

Revenue Recognition

85. We read your response to comment 114 and your revised disclosure; however, we do no see how you have provided a persuasive argument supporting revenue should be recognized based on the gross volume of sales of insurance products. It is apparent, based on our review of the contracts with the insurance companies (filed as exhibit 6.1) that you are an agent and you earn commissions based upon an agreed schedule; accordingly, your revenue and accounts receivable should be based on commissions earned and commissions receivable. Please revise.

86. We also noted in several cases that commissions payable to you on sales by your contracted agents will be reduced by the amount payable to such agents so that you receive only the override on such sales (i.e. net commissions). Please revise your revenue recognition policy to clarify how you record revenue when you receive gross commissions and net commissions from your vendors (i.e. insurance companies).

87. In addition to our comments above, please revise your policy note to explain how you meet each of the four criteria for revenue recognition under SAB 104.

88. We read your response to comment 115 and 116 and note that you consider the American Annuity Academy to be a marketing and training cost to the company. Please clarify and quantify the fees you receive from the participants, the expenses you incur for each of these seminars, and where the revenues and expenses are reported in the financial statements. We may have further comments.

Other

89. Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions.

Signatures

90. Please revise your signature page to also indicate that Mr. Tonachio has signed the offering statement in his capacities as President and Chief Financial Officer in addition to his capacity as the sole Director. Each signature should be on a separate line.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 15

Exhibits

91.   We are unable to locate exhibits 15.1 and 15.2 in your exhibits. Please file them
        in your next amendment.

Exhibit 4.0

92.   The representations specified in the subscription agreement requiring subscribers
        to represent that

        • I have such knowledge and experience in financial and business
          matters that I (alone or together with a purchaser representative)
          am capable of evaluating the merits and risks of this investment;
        • The undersigned further certifies that (i) the undersigned (or the
          undersigned's professional advisor(s)) has the capacity to protect
          the undersigned's interests in this investment; (ii) the undersigned
          is able to bear the economic risks of this investment;

        should be deleted, unless the representations are included because of state law or
        other requirement. In that event, a copy of the requirement should be furnished to
        us as supplemental information and the subscription agreement must be revised to
        include a statement in a prominent place informing the subscribers that by making
        such representations they have not waived any right of action they may have
        under the applicable federal securities laws. In addition, it should be noted that
        the federal securities laws specifically provide that any such waiver would be
        unenforceable. The subscription agreement should also note whether the
        company intends to assert the representations as a defense in any subsequent
        litigation. We may have further comment.

Exhibit 6.1

93.   We note that several of your agreements appear to be signed by Mr. Tonachio as
        an individual instead of in his capacity as an agent of the company and that many
        of the agreements require the agent to be licensed. Please advise us if the
        company has contacted the insurers to assign these agreements to the company
        and/or notified them that Mr. Tonachio is not licensed as an insurance agent. In
        addition, please revise your disclosure throughout your document to discuss any
        material termination provisions in your insurance contracts.

94.   Please file the complete agreements to exhibits 6.1. This would include all
        attachments, appendices, schedules, exhibits, etc.

Mr. Robert Tonachio
Robert James & Associates, Inc.
July 5, 2006
p. 16

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Pamela Howell

John Reynolds
Assistant Director

cc: Lee W. Cassidy
       Fax: (202) 745-1920

CF1-00056609